SunAmerica Series Trust
Shareholder Information

Supplemental Proxy Information: A special Meeting of the Shareholders of the SunAmerica Series Trust Fixed
Income Portfolio was held on June 3, 1996. The following is a summary of each proposal presented and the total number of shares voted:

Proposal
1.  Proposal to approve, with the respect to the
2.  Portfolio, the continuation of the Investment
3.  Advisory and Management Agreement between
4.  SunAmerica Asset Management Corp. ("SunAmerica")
5.  and the Trust on behalf of the Portfolio.

Votes in Favor of 2,855,767
Votes Against 47,706
Votes Abstained 155,340

2.  Proposal to approve new Subadvisory Agreement
3.  between SunAmerica and Federated Investment
4.  Counseling ("Federated") pursuant to which
5.  Federated will serve as subadvisor with respect to
6.  the assets of the Portfolio.

Votes in Favor of 2,807,264
Votes Against 82,719
Votes Abstained 168,849